                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006


                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding its acquisition of a 67% interest in PetroKazakhstan, continuing connected transactions and amendments to articles of association.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                                [PETROCHINA LOGO]
                           PETROCHINA COMPANY LIMITED

                     (a joint stock company incorporated in
             the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


                              CONNECTED TRANSACTION
                ACQUISITION OF A 67% INTEREST IN PETROKAZAKHSTAN

                        CONTINUING CONNECTED TRANSACTIONS
                          (1) REVISION OF EXISTING CAPS
                         (2) TRANSACTIONS WITH CNPC (HK)

                      AMENDMENTS TO ARTICLES OF ASSOCIATION

                 Financial Adviser to PetroChina Company Limited

                              [DEUTSCHE BANK LOGO]
                       DEUTSCHE BANK AG, HONG KONG BRANCH


SUMMARY

(A)  THE ACQUISITION

PetroChina announces that CNPC E&D, a subsidiary of PetroChina and a 50:50 joint venture between PetroChina and CNODC, entered into the Acquisition Agreement through the Acquirer (a wholly-owned subsidiary of CNPC E&D) with the Vendor (a wholly-owned subsidiary of CNODC) on 23 August 2006, for the acquisition by the Acquirer of CNODC's entire interest in PetroKazakhstan, representing 67% of the issued share capital of PetroKazakhstan.

The Acquisition constitutes a connected transaction of PetroChina under the Listing Rules. As the relevant percentage ratios involved in the Acquisition are more than 0.1% but less than 2.5% for the Group, the Acquisition is only subject to reporting and announcement requirements and is exempted from the independent shareholders' approval requirement under Rule 14A.32 of the Listing Rules.


(B)  CONTINUING CONNECTED TRANSACTIONS

1.   REVISION OF EXISTING CAPS

PetroChina proposes to revise the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement as previously approved by the Independent Shareholders (or by the Shareholders in respect of the Existing Caps for the CRMSC Transactions) on 8 November 2005. The Proposed Caps, for the three-year period from 1 January 2006 to 31 December 2008, are the result of:

     o continuing connected transactions arising as a result of the completion of the Acquisition, which will fall within the scope of the Amended Comprehensive Agreement; and

     o changes to PetroChina's production and operational environment that are expected to have an impact on the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement, as explained in detail in this announcement.

The Proposed Caps are subject to reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in respect of the Proposed Caps for the CRMSC Transactions) requirements under the Listing Rules.

An Independent Board Committee has been appointed by the Board to consider the Proposed Caps. ICEA Capital Limited has been retained as the Independent Financial Adviser to advise the Independent Board Committee as to whether the Proposed Caps are fair and reasonable so far as the Shareholders are concerned.


2.   TRANSACTIONS WITH CNPC (HK)

The Group obtained a waiver from the Stock Exchange on 2 January 2004 from strict compliance with the disclosure requirement of the Listing Rules in respect of the CNPC (HK) Transactions for a period of three financial years ending 31 December 2006. The Board approved the CNPC (HK) Caps for the period from 1 January 2007 to 31 December 2008 at its meeting held on 23 August 2006.

Given that the relevant percentage ratios involved the CNPC (HK) Transactions are more than 0.1% but less than 2.5% for the Group, they are only subject to reporting and announcement requirements and exempted from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules.


(C)  AMENDMENTS TO THE ARTICLES

PetroChina proposes to expand its business scope and to amend its Articles accordingly. The proposed amendments to the Articles will be subject to the approval of Shareholders.

A circular containing, among other things, details of the Proposed Caps, the proposed amendments to the Articles, a letter from the Independent Financial Adviser, a recommendation by the Independent Board Committee and a notice convening an extraordinary general meeting of PetroChina to approve the Proposed Caps and proposed amendments to the Articles will be sent to the Shareholders as soon as possible.


FINANCIAL ADVISER

Deutsche Bank AG, Hong Kong Branch is the financial adviser to PetroChina in respect of the Acquisition.

(A)  THE ACQUISITION

1.   BACKGROUND TO THE ACQUISITION

(a)  ACQUISITION OF CNPC E&D

On 9 June 2005, PetroChina entered into an agreement with CNODC, Central Asia Petroleum Company Limited and CNPC E&D to acquire a 50% interest in CNPC E&D. Pursuant to this agreement, CNPC E&D obtained a contractual priority right to
(a) require CNODC or its subsidiaries to sell to CNPC E&D; or (b) purchase from CNODC or its subsidiaries, certain assets owned by CNODC or its subsidiaries relating to the exploration, development, production, pipeline and refining businesses of crude oil and natural gas in areas outside the PRC. Detailed information about this acquisition and the priority right was set out in the circular to the Shareholders dated 30 June 2005. This acquisition was approved by the extraordinary general meeting of PetroChina held on 16 August 2005 and was completed on 29 November 2005.


(b)  THE CNPCI ACQUISITION

On 21 August 2005, CNODC, through its wholly-owned subsidiary CNPCI, entered into an arrangement agreement with PKZ, pursuant to which CNPCI acquired the entire issued share capital of PKZ at US$55 per share (with a total consideration of approximately US$4.08 billion) through 818 Inc., a wholly-owned subsidiary of CNPCI incorporated in Canada ("CNPCI ACQUISITION"). The CNPCI Acquisition was completed on 26 October 2005. Following completion of the CNPCI Acquisition, PKZ became an indirect wholly-owned subsidiary of CNODC.

After the completion of the CNPCI Acquisition, PetroChina promptly procured CNPC E&D to negotiate with CNODC for the exercise of its contractual priority right to purchase its interest in PKZ to the extent permitted by applicable laws. A clarification announcement was published by PetroChina on 15 December 2005 in this regard.


(c)  KAZAKH GOVERNMENT'S STATUTORY PRE-EMPTIVE RIGHT

According to the Kazakhstan Subsoil Use Law, the government of the Republic of Kazakhstan holds a statutory right of pre-emption over any transfers of any subsoil use interest. This statutory pre-emptive right applies to the CNPCI Acquisition and the proposed transfer by CNPCI of its interests in PKZ to CNPC E&D.

In connection with the process of obtaining a wavier of the statutory pre-emptive right from the government of the Republic of Kazakhstan, CNODC, through its wholly-owned subsidiary CNPCI, entered into a memorandum of understanding with KMG on 15 October 2005, pursuant to which CNPCI agreed to sell 33% (on a fully diluted basis) of the total issued share capital of PKZ to KMG at a purchase price of US$55 per share ("KMG ACQUISITION") and KMG agreed to assist PKZ in applying for a waiver from the government of the Republic of Kazakhstan for its statutory pre-emptive right.

On 12 May 2006, CNPCI and KMG agreed that 818 Inc. and PKZ would amalgamate under the laws of the Province of Alberta, Canada and that the new company resulting from the Amalgamation would become the owner of all of the assets and liabilities of PKZ and 818 Inc. (except the shares of PKZ). The Amalgamation was completed on 29 June 2006 and the new company's name remains the same as PetroKazakhstan Inc. ("PETROKAZAKHSTAN").

On 4 July 2006, the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan approved the CNPCI Acquisition, the Amalgamation, the KMG Acquisition and the proposed transfer by CNPCI of its interests in PetroKazakhstan to CNPC E&D.

On 5 July 2006, CNPCI, the Vendor (a wholly owned subsidiary of CNODC), KMG and KMGS further entered into the Interest Purchase Agreement, pursuant to which the Vendor agreed to sell and KMGS agree to purchase 33% of the total issued share capital of PetroKazakhstan at a purchase price of US$55 per share. The KMG Acquisition was completed on 5 July 2006.


2.   THE ACQUISITION AGREEMENT

(a)  PRINCIPAL TERMS

The Vendor and the Acquirer entered into the Acquisition Agreement on 23 August 2006, for the sale by the Vendor, and the acquisition by the Acquirer, of 49,732,760 common shares in PetroKazakhstan, representing 67% of the total issued and outstanding common shares of PetroKazakhstan and CNODC's entire interest in PetroKazakhstan.

The Acquirer is a wholly owned subsidiary of Pervinage, which is in turn an indirect wholly owned subsidiary of CNPC E&D. CNPC E&D is a subsidiary of PetroChina and a 50:50 joint venture between PetroChina and CNODC.


(b)  CONSIDERATION

The aggregate consideration for the Acquisition is US$2,735,301,800, equivalent to US$55 per share and the per share consideration paid by KMG and KMGS to the Vendor pursuant to the KMG Acquisition described above.

The Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The total consideration was determined following negotiation with the Vendor and is based on, amongst other things, the results of due diligence, as well as PetroChina's valuation analysis by reference to PetroKazakhstan's production, operating costs and capital expenditures analysis conducted by McDaniel & Associates Consultants Ltd., an independent reserves valuer.

The consideration will be paid on the closing date of the Acquisition by the payment of cash in RMB or U.S. dollars. The consideration will be funded by a combination of CNPC E&D's internal resources and debt financing.

The Board (including independent non-executive directors) is of the view that the total consideration payable by the Acquirer for the Acquisition and the other terms of the Acquisition Agreement are fair and reasonable and the Acquisition is in the best interests of PetroChina and its Shareholders as a whole.


3.   CORPORATE STRUCTURE

(a)  BEFORE THE ACQUISITION

The following diagram sets out a simplified structure chart showing the relevant parties immediately prior to the Acquisition:

                                -------------
                               |    CNPC     |
                               |             |
                                -------------
                                      |
                            --------------------
                     100%  |                    | 88.21%
 -------------       -------------       --------------
|     KMG     |     |    CNODC    |     |  PetroChina  |
|             |     |             |     |              |
 -------------       -------------       --------------
       |                  |  |50%                |  50%
       |                  |  |                   |
       |                  |   -------------------
       |                  |                   |
 100%  |            100%  |                   |
 -------------      -------------       --------------
|    KMGS     |    |    CNPCI    |     |   CNPC E&D   |
|             |    |             |     |              |
 -------------      -------------       --------------
       |                  |                   |
       |                  |                   |
       |            100%  |                   |   100%
       |            -------------       --------------
       |           |   Vendor    |     |    CNODCI    |
       |           |             |     |              |
       |            -------------       --------------
       |                  |                   |
   33% |              67% |                   |
        ------------------                    |
                 |                            |   100%
       -------------------              --------------
      |  PetroKazakhstan  |            |  Pervinage   |
      |                   |            |              |
       -------------------              --------------
                 |                            |
                 |                            |   100%
                 |                      --------------
                 |                     |   Acquirer   |
                 |                     |              |
          -------------------------     --------------
         |                         |
         | 99.7%                   |
   -------------       --------------------------
  |             |     |    Other subsidiaries    |
  |    PKKR     |     |   and joint ventures of  |
  |             |     |    PetroKazakhstan       |
   -------------       --------------------------
         |
         |
         | 100%
   -------------
  |   Valsera   |
  |             |
   -------------
         |
         | 96.7%
   -------------
  |    PKOP     |
  |             |
   -------------

(b)  AFTER THE ACQUISITION

Following the Acquisition, CNPC E&D will hold 67% of the total issued share capital of PetroKazakhstan through the Acquirer. The following diagram sets out a simplified group structure chart showing the relevant parties immediately following completion of the Acquisition and the PKOP reorganization as explained in the paragraph headed "(A) The Acquisition -- 4. Other Terms of the Acquisition -- (c) Arrangement with KMG -- (ii) Reorganization of PKOP's interests":


                                -------------
                               |    CNPC     |
                               |             |
                                -------------
                                      |
                            --------------------
                     100%  |                    | 88.21%
 -------------       -------------       --------------
|     KMG     |     |    CNODC    |     |  PetroChina  |
|             |     |             |     |              |
 -------------       -------------       --------------
  |         |                  |  |50%                |  50%
  |         |                  |  |                   |
  |         |                  |   -------------------
  |         |                  |                   |
  |   100%  |            100%  |                   |
  |   -------------      -------------       --------------
  |  |    KMGS     |    |    CNPCI    |     |   CNPC E&D   |
  |  |             |    |             |     |              |
  |   -------------      -------------       --------------
  |         |                  |                   |
  |         |            100%  |                   |   100%
  |         |            -------------       --------------
  |         |           |   Vendor    |     |    CNODCI    |
  |         |           |             |     |              |
  |         |            -------------       --------------
  |         |                                      |
  |         |                                      |   100%
  |         |                                --------------
  |         |                               |  Pervinage   |
  |         | 33%                           |              |
  |         |                                --------------
  |         |                                      |
  |         |                                      |   100%
  |         |                                --------------
  |         |                               |   Acquirer   |
  |         |                               |              |
  |         |                                --------------
  |         |                                      |    |
  |         |                                      |    |
  |         |                                      |    |
  |          ---------------------------------------    |
  |                            |             67%        |
  |                   ------------------                |
  |                  |  PetroKazakhstan |               |
  |                  |                  |               |
  |                   ------------------                |
  |                            |                        |
  |                  --------------------               |
  |                 | 99.7%              |              |
  |           ------------       --------------------   |
  |          |            |     | Other subsidiaries |  |
  |          |    PKKR    |     | and joint ventures |  |
  |          |            |     | of PetroKazakhstan |  |
  |           ------------       --------------------   |
  |                                                     |
  |                                                     |
  |                                                     |
  |                                                     |
  |                                                     |
  |                                                     |
  |                                                     |
  |                                                     |
  |  50%                                                |
 ----------                                             |
| Valsera  | 50%                                        |
|          |--------------------------------------------
 ----------
     |
     | 96.7%
 ----------
|   PKOP   |
|          |
 ----------

4.   OTHER TERMS OF THE ACQUISITION

(a)  CONDITIONS PRECEDENT

The closing of the Acquisition is conditional on the fulfillment of certain conditions, including:

(i) the obtaining of all necessary approvals from the relevant government authorities in Canada, Kazakhstan and the PRC with respect to the Acquisition;

(ii) the accuracy of representations and warranties provided by the Vendor and the Acquirer respectively under the Acquisition Agreement; and

(iii) the execution of an assignment and assumption agreement with respect to the Shareholders Agreement as further explained in paragraph (c) below;


(b)  CLOSING

The closing of the Acquisition will occur within 14 business days from the date on which the last of the conditions set out in the Acquisition Agreement is satisfied or waived, and is expected to take place as soon as practicable and in any event by no later than 31 December 2006 (unless otherwise agreed by the Vendor and the Acquirer).


(c)  ARRANGEMENTS WITH KMG

(i)  Shareholders Agreement

As a condition of the transfer of the 67% interest in PetroKazakhstan by the Vendor to the Acquirer, the Acquirer will enter into an assignment and assumption agreement on or before the closing of the Acquisition, pursuant to which the Pervinage and the Acquirer will assume all of the respective rights, interests, liabilities and obligations of CNPCI and the Vendor under the Shareholders Agreement entered into between CNPCI, the Vendor, KMG, KMGS and PetroKazakhstan dated 5 July 2006. The Shareholders Agreement provides that so long as KMG and/or any affiliate of KMG collectively hold not less than 16% of the issued share capital of PetroKazakhstan, each shareholder shall have a veto right relating to, amongst other things, liquidation of or mergers involving, or changes to the capital structure of the PetroKazakhstan Group, annual work programs or annual budgets of PetroKazakhstan and certain related-party transactions. As a result of these veto rights, KMG is regarded as having substantive minority participative rights, through such veto rights, which would enable KMG or KMGS to participate in the operations of PetroKazakhstan and prevent PetroChina from unilaterally passing key resolutions on a number of key financial and operating matters of PetroKazakhstan. PetroChina and KMG are therefore considered as having joint control over PetroKazakhstan and PetroChina is not in a position to consolidate PetroKazakhstan's accounts in its consolidated financial statements. PetroKazakhstan will be equity-accounted for in PetroChina's consolidated financial statements in accordance with International Accounting Standards. In addition, pursuant to the Shareholders Agreement, CNPCI has committed to procure PetroKazakhstan to supply certain crude oil to PKOP's refinery at Shymkent.


(ii) Reorganization of PKOP's interests

PKOP is currently a subsidiary of PetroKazakhstan. The main business of PKOP includes the operation of a refinery located in Shymkent, the Republic of Kazakhstan, which does not constitute the core business of the PetroKazakstan Group. PetroKazakhstan owns approximately 99.7% of PKKR, which owns 100% of Valsera. Valsera is a holding company of an approximately 96.7% interest in PKOP. Upon the closing of KMG Acquisition, KMG indirectly holds approximately 33% of Valsera through its interest in PetroKazakhstan.

As part of the arrangements between CNPCI and KMG, CNPCI and KMG entered into the PKOP MOA on 5 July 2006 with respect to a proposed reorganization of PKOP, pursuant to which PKKR will transfer a 50% equity interest in Valsera to KMG and the balance of 50% will be transferred to the Vendor on the terms and conditions stated in the PKOP MOA. Pursuant to the Acquisition Agreement, the Vendor agreed to transfer all of its rights and obligations under the PKOP MOA to the Acquirer. The reorganization is expected to take place as soon as practicable. If the proposed reorganization of PKOP occurs prior to the completion of the Acquisition, the Vendor has agreed to transfer all its rights, benefits and interests derived from the PKOP MOA (including any consideration or payment received directly or indirectly from KMG or its affiliates for the transfer of the 50% equity interests in Valsera and the Vendor's remaining 50% equity interests in Valsera) to the Acquirer for nil consideration. If the proposed reorganization of PKOP occurs after the completion of the Acquisition, the Vendor has agreed that the Acquirer shall carry out the reorganization of PKOP in accordance with the PKOP MOA in place of the Vendor. Accordingly, upon completion of the PKOP reorganization, the Acquirer will own a 50% direct interest in Valsera. PetroChina has taken into account of the reorganization of PKOP's interests in determining the consideration of the Acquisition.


5.   INFORMATION ON PETROKAZAKHSTAN

The business of the PetroKazakhstan Group involves the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products or businesses reasonably related thereto. All of PetroKazakhstan's exploration and production operations are located in the 80,000 km2 South Turgai basin in south central Kazakhstan. PetroKazakhstan holds working interests in five exploration licenses covering a total of over 4.0 million acres.

PetroKazakhstan has interests in eleven fields, at different stages of development in Kumkol South, Kumkol North, South Kumkol, East Kumkol, North Nurali, Kyzylkiya, Maibulak, Aryskum, Akshabulak, Nurali and Aksai.

PetroKazakhstan exports crude oil from a variety of loading points through a number of pipeline systems and rail routes, and also operates a refinery located at Shymkent.

Set out below is certain financial information extracted from the audited financial statements of PetroKazakhstan for the years ended 31 December 2004 and 2005 prepared in accordance with Canadian generally accepted accounting principles (GAAP):

                                                               YEAR ENDED 31 DECEMBER
                                                 ---------------------------------------------------
                                                           2004                       2005
                                                        (US$,000)                   (US$,000)
                                                 -------------------------    ----------------------
Shareholders' equity                                     890,077                    1,101,990
Income before taxes                                      803,070                     734,850
Net income                                               500,668                     379,438

The table below sets out selected gross proven reserves data of PetroKazakhstan as at 31 December 2005 and gross production data of 2005 extracted from a reserves report dated 19 July 2006 prepared by McDaniel & Associates Consultants
Ltd.:


GROSS RESERVES  (1)
Crude Oil               million barrels                                 322.326
Natural Gas             billion cubic feet                                69.62
Natural Gas Liquids     million barrels of oil equivalent                 6.526
Total Oil Equivalent    million barrels of oil equivalent               340.455

GROSS PRODUCTION (2)
Crude Oil               million barrels                                   42.27
Natural Gas             billion cubic feet                                    0
Natural Gas Liquids     million barrels of oil equivalent                     0
Total Oil Equivalent    million barrels of oil equivalent                 42.27

Notes:
(1) Gross reserves include working interest of proven reserves before deduction of royalties payable to others.
(2) Gross production include working interest production before deduction of royalties payable to others


6.   REASONS FOR THE ACQUISITION

The Board believes that the Acquisition represents an important opportunity for PetroChina to further enhance its overseas working interests of oil and gas reserve, to expand PeroChina's overseas exploration and production assets in a strategically important region, to derive synergies from the Kazakhstan-China Pipeline, the Dushanzi Refinery and CNPC E&D's existing Kazakhstan exploration and production operations and to further improve PetroChina's financial performance.


(a)  FURTHER ENHANCE PETROCHINA'S OVERSEAS WORKING INTERESTS OF OIL AND GAS
     RESERVE

As of 31 December 2005, PetroKazakhstan has gross proven reserves of 340.455 million barrels of oil equivalent with annual production of 42.27 million barrels of oil equivalent. In addition, PetroKazakhstan has sizeable land interests, amounting to approximately 4.0 million acres in the South Turgai basin.


(b) EXPAND PETROCHINA'S OVERSEAS EXPLORATION AND PRODUCTION ASSETS IN A STRATEGICALLY IMPORTANT REGION

PetroKazakhstan's exploration and production assets are strategically located in a region that enjoys a long history of friendly relations with the PRC and easy access to the Kazakhstan-China Pipeline.


(c) DRIVE SYNERGIES FROM THE KAZAKHSTAN-CHINA PIPELINE, THE DUSHANZI REFINERY AND CNPC E&D'S EXISTING KAZAKHSTAN EXPLORATION AND PRODUCTION OPERATIONS

PetroKazakhstan is expected to provide synergies with CNPC E&D's existing operations in Kazakhstan. The Board believes PetroChina would benefit from improved operating efficiencies arising from the Acquisition, including by sharing infrastructure, CNPC E&D's advanced enhanced oil recovery (EOR) technology and management expertise.

In addition, the Acquisition will further secure the Kazakhstan-China Pipeline utilization rate, and thus improve its return on investment. The Acquisition will also secure crude oil supply, in a cost effective manner, to PetroChina's Dushanzi Refinery which is currently being expanded to double its capacity.


(d) IMPROVE PETROCHINA'S FINANCIAL PERFORMANCE AND CREATE SHAREHOLDER VALUE IN THE LONG TERM

The Acquisition is expected to enhance PetroChina's financial performance and pave the way for realizing shareholder value in the long term.


7.   INFORMATION REGARDING PETROCHINA, CNODC AND CNPC E&D

(a)  INFORMATION REGARDING PETROCHINA

PetroChina, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including:

(i) the exploration, development, production and sale of crude oil and natural gas;

(ii) the refining, transportation, storage and marketing of crude oil and petroleum products;

(iii) the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and

(iv) the transmission of natural gas, crude oil and refined products, and the sale of natural gas.


(b)  INFORMATION REGARDING CNODC

CNODC is a wholly-owned subsidiary of CNPC. Its primary operations include international oil and gas production, exploration and development.


(c)  INFORMATION REGARDING CNPC E&D

CNPC E&D is a subsidiary of PetroChina and a joint venture entity held 50:50 by PetroChina and CNODC.

CNPC E&D's principal activities are international exploration and production of oil and gas assets. CNPC E&D's operations include oil and gas production assets in locations including Kazakhstan, Venezuela, Azerbaijan, Peru, Indonesia, Ecuador, Algeria and the PRC. CNPC E&D also has pipeline assets in locations including Kazakhstan, refining assets in Algeria and exploration assets in Chad, Ecuador, Niger, Algeria and Canada.


8.   LISTING RULES IMPLICATIONS

CNODC is wholly owned by CNPC, the controlling shareholder of PetroChina. As at the date of this announcement, CNPC holds approximately 88.21% of the issued share capital of PetroChina. Pursuant to the Listing Rules, CNODC and the Vendor are connected persons of PetroChina.

CNPC E&D is a connected person of PetroChina pursuant to Listing Rule 14A.11(5). Upon the completion of the Acquisition, PetroChina will, through CNPC E&D, hold 67% of PetroKazakhstan. PetroKazakhstan will therefore become a non-wholly owned subsidiary of CNPC E&D and PetroChina and a connected person of PetroChina pursuant to Rule 14A.11(6) of the Listing Rules.

The Acquisition constitutes a connected transaction of PetroChina under the Listing Rules. As the relevant percentage ratios involved in the Acquisition are more than 0.1% but less than 2.5% for the Group, the Acquisition is only subject to reporting and announcement requirements and exempted from the independent shareholders' approval requirement under Rule 14A.32 of the Listing Rules.

The Board (including independent non-executive directors) is of the view that the Acquisition was negotiated and entered into on an arm's length basis and on normal commercial terms. The terms (including but not limited to the consideration payable by the Acquirer for the Acquisition) of the Acquisition Agreement are fair and reasonable and that the Acquisition is in the best interests of PetroChina and its Shareholders as a whole.


(B)  CONTINUING CONNECTED TRANSACTIONS

1.   REVISION OF EXISTING CAPS

PetroChina proposes to revise the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement as previously approved by the Independent Shareholders (or by the Shareholders in respect of the Existing Caps for the CRMSC Transactions) on 8 November 2005. The Proposed Caps, for the three-year period from 1 January 2006 to 31 December 2008, are the result of:

     o continuing connected transactions arising as a result of the completion of the Acquisition, which will fall within the scope of the Amended Comprehensive Agreement; and

     o changes to PetroChina's production and operational environment that are expected to have an impact on the Existing Caps under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement, as explained in detail in this announcement.

The Amended Comprehensive Agreement applies to connected transactions between the CNPC Group (including Jointly-owned Companies) and the Group. Pursuant to the Amended Comprehensive Agreement, a Jointly-owned Company means a company in which both PetroChina and the CNPC Group are shareholders, and where the CNPC Group and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company.

As explained in the paragragh headed "(A) The Acquisition - 4. Other Terms of the Acquisition -- (c) Arrangements with KMG -- (i) Shareholders Agreement" above, PetroKazakhstan will be equity-accounted for in PetroChina's consolidated financial statements since PetroChina and KMG are considered as having joint control over PetroKazakhstan. At the same time, PetroKazakhstan will be treated as a "subsidiary" of PetroChina for the purposes of the Listing Rules because, among other things, PetroChina will hold more than half of the issued share capital of PetroKazakhstan. Accordingly, upon the completion of the Acquisition, PetroKazakhstan will become a non-wholly owned subsidiary of PetroChina. It will also become a connected person of PetroChina pursuant to Rule 14A.11(6) of the Listing Rules as well as a Jointly-owned Company as defined by the

Amended Comprehensive Agreement. Given that PetroKazakhstan will be a subsidiary of PetroChina held through CNPC E&D, connected transactions involving the PetroKazakhstan Group will be treated in the same manner as transactions involving CNPC E&D and its subsidiaries, which were approved by the Independent Shareholders on 8 November 2005. On this basis, PetroChina has classified connected transactions between the PetroKazakhstan Group and the Group as transactions between the CNPC Group (including Jointly-owned Companies) and the Group, and connected transactions between the PetroKazakhstan Group and the CNPC Group as transactions between the Group and the CNPC Group.

The Proposed Caps are subject to reporting, announcement and Independent Shareholders' approval (or Shareholders' approval in respect of the Proposed Caps for the CRMSC Transactions) requirements under the Listing Rules.

An Independent Board Committee has been appointed by the Board to consider the Proposed Caps. ICEA Capital Limited has been retained as the Independent Financial Adviser to advise the Independent Board Committee as to whether the Proposed Caps are fair and reasonable so far as the Shareholders are concerned.

A circular containing, among other things, details of the Proposed Caps, a letter from the Independent Financial Adviser, a recommendation by the Independent Board Committee and a notice convening an extraordinary general meeting of PetroChina to approve the Proposed Caps will be sent to the Shareholders as soon as possible.


(a) REVISION DUE TO CONTINUING CONNECTED TRANSACTIONS ARISING AS A RESULT OF THE ACQUISITION

(i)  Production services to be provided by the CNPC Group to the Group

     The Amended Comprehensive Agreement provides that the CNPC Group (including Jointly-owned Companies such as PetroKazakhkstan) shall supply crude oil, refined oil, chemical products, natural gas and production services (including transportation) to the Group at the government-prescribed price. Where there is no government-prescribed price but market price is available, the price shall be determined with reference to the market price.

     The Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction. Such increases are attributable to the Group's proposed purchase of crude oil from the PetroKazakhstan Group and transportation of such crude oil via the Kazakhstan-China Pipeline and the Western Pipeline in accordance with the Amended Comprehensive Agreement.

                                             PROPOSED INCREASE TO THE EXISTING CAPS
                                                         (RMB in millions)

CATEGORY OF PRODUCTS AND SERVICES              2006            2007             2008

Production services to be provided           13,040          36,000           34,720
 by the CNPC Group to the Group

     The above proposed increases to the Existing Caps have been determined with reference to the following: the estimated growth in crude oil production and business of the PetroKazakhstan Group; current market prices of crude oil; potential fluctuations and increases in the prices of crude oil both in the international market and in the domestic market; the estimated annual crude oil volume to be purchased by the Group from the PetroKazakhstan Group; the transportation capacities of the

     Kazakhstan-China Pipeline and the Western Pipeline; and charges of the Kazakhstan-China Pipeline and the Western Pipeline for oil transportation and the potential fluctuations and increases in such charges. The significant increases of transaction amount in 2007 and 2008 are due to the increases of the Kazakhstan-China Pipeline's transportation capacity, which is 3.5 million tonnes in 2006 and expected to be 10 million tonnes in 2007 and 2008 when its construction is fully completed.

(ii) Construction and technical services to be provided by the CNPC Group to the Group.

     Prior to the Acquisition, the Group has obtained construction and technical services from the CNPC Group. Given that the construction and technical services provided to the Group by the CNPC Group are of a high quality and on favourable pricing terms, the Group (including the PetroKazakhstan Group) will continue to obtain construction and technical services from the CNPC Group after the Acquisition.

     The Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction. Such increases are attributable to the provision of services by the CNPC Group to the PetroKazakhstan Group, including but not limited to geophysical prospecting, well drilling, logging, well testing, down-hole operations, oilfield surface facilities construction, construction design and construction supervision. This category of transaction will be charged on actual cost incurred basis.

                                               PROPOSED INCREASES TO THE EXISTING CAPS
                                                           (RMB in millions)

CATEGORY OF PRODUCTS AND SERVICES               2006            2007             2008

Construction and technical services            1,880            1,800            1,640
 to be provided by the CNPC Group to
 the Group.

      The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction price and transaction amounts for the construction and technical services of the PetroKazakhstan Group; and the estimated business growth of the PetroKazakhstan Group.

(iii) Material supply services to be provided by the CNPC Group to the Group

      Prior to the Acquisition, the Group has obtained material supply services from the CNPC Group. Given that the material supply services provided by the CNPC Group to the Group is of a high quality and on favourable pricing terms, the Group (including the PetroKazakhstan Group) will continue to obtain material supply services from the CNPC Group after the Acquisition. This category of transaction will be charged on actual cost incurred basis.

      The Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction. Such increases are attributable to the provision of casing pipes, drill heads, drilling liquid and lubricating oil and other raw materials or equipment by the CNPC Group to the PetroKazakhstan Group.

                                               PROPOSED INCREASES TO THE EXISTING CAPS
                                                           (RMB in millions)

CATEGORY OF PRODUCTS AND SERVICES               2006             2007             2008

 Material supply services to be                  240              480              480
  provided by the CNPC Group to the
  Group

      The above increases to the Existing Caps have been determined with reference to the following: historical transaction prices and transaction amounts in respect of material supply transactions of the PetroKazakhstan Group; estimated business growth of the PetroKazakhstan Group; and estimated changes in the volume of purchases by the PetroKazakhstan Group.


(b)   REVISION DUE TO CHANGES TO PETROCHINA'S PRODUCTION AND OPERATIONAL
      ENVIRONMENT

(i)   Products and services to be provided by the Group to the CNPC Group

      The Amended Comprehensive Agreement provides that the Group shall provide products such as natural gas, crude oil and refined oil to the CNPC Group at the government-prescribed price, or where there is no government-prescribed price, the price shall be determined with reference to the market price.

      The reasons for applying for increases to the Existing Caps of this transaction are:

      o     Natural gas

            Natural gas is sold at government-prescribed price in the PRC. The National Development and Reform Commission issued the Notice on the Reform of the Mechanism for Determining the Ex-Factory Prices of Natural Gas and Recent Appropriate Increase of the Ex-Factory Prices of Natural Gas on 23 December 2005, which made adjustments to the pricing mechanism and the ex-factory price of natural gas. Pursuant to the notice, the ex-factory price of natural gas was increased from 26 December 2005. The notice also indicated that the PRC government would increase the price of natural gas in the next five years and would establish a system to link the price of natural gas to the price of substitution products including crude oil, liquefied petroleum gas and coal.

      o     Refined oil

            Refined oil is sold at government-prescribed price in the PRC. In the first half of 2006, the National Development and Reform Commission has issued two notices on the adjustments to the prices of refined oil, which increased the ex-factory prices of refined oil on 26 March and 24 May 2006 respectively.

      o     Crude oil

            Currently, the crude oil prices on the domestic market of the PRC are adjusted with reference to the crude oil prices on the international market. As there has been a substantial increase in the crude oil price on the international market recently, the increase with respect to domestic crude oil price has jumped well above its level as at 8 November 2005 when Independent Shareholders' approval for the Existing Caps was sought.

      o     Nephtha, solvent oil

            The Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustments and Perfection of the Policy on Consumer Taxes on 20 March 2006, which imposes consumer tax on naphtha, solvent oil and other products, and the costs of raw materials for chemical products have increased as a result.

      o     Transaction amount

            As a result of business development, there is an increase of the amount of transactions between the Group and the CNPC Group as compared with the amount of 8 November 2005 when Independent Shareholders' approval for the Existing Caps was sought.

      The table below sets out the monthly average prices of natural gas, refined oil, crude oil, naphtha and solvent oil of PetroChina for April 2005 (when PetroChina performed its estimates for the Existing Caps), September 2005 (when PetroChina announced and applied for the Shareholders' approval on the Existing Caps) and July 2006:


                                        MONTHLY AVERAGE PRICES (RMB YUAN/TON)
   PRODUCTS
                     APRIL 05      SEPTEMBER 05       JULY 06         % INCREASE     % INCREASE THAN
                                                                    THAN APRIL 05     SEPTEMBER 05

  NATURAL GAS          585              585             690             17.95%           17.95%
  REFINED OIL
   Gasoline           3,277            4,062           4,800            46.48%           18.18%
   Jet fuel           3,160            4,375           5,114            61.81%           16.88%
  Diesel Oil          2,864            3,573           4,219            47.33%           18.09%
   CRUDE OIL          2,332            3,616           4,056            73.59%           12.17%
    NEPHTHA           2,396            3,844           4,657            94.40%           21.17%
  SOLVENT OIL         3,369            4,308           4,631            37.45%            7.5%

      Due to the above reasons, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction.

                                             PROPOSED INCREASES TO THE EXISTING CAPS
                                                         (RMB in millions)

CATEGORY OF PRODUCTS AND SERVICES             2006             2007             2008

Products and services to be                 17,536           21,498           23,219
 provided by the Group to the
  CNPC Group

      The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction records for products and services provided by the Group to the CNPC Group; the actual and estimated increases to the price of relevant products; and the actual and estimated business growth of the Group and the CNPC Group.

(ii)  Products and services to be provided by the CNPC Group to the Group

      (a)   Production services

      The proposed increases to the Existing Caps of this category of transaction are mainly attributable to the fact that due to the PRC's increasing demand on crude oil, the Group intends to purchase crude oil from CNPC E&D and its subsidiaries in addition to the crude oil from the PetroKazakhstan Group as set out in section (B)1(a)(i) of this announcement.

      Other production services consist of water supply, electricity generation and supply, gas supply, transportation, etc. by the CNPC Group to the Group. Such increases are attributable to the formal commencement of operation of the Kazakhstan-China Pipeline and the Western Pipeline in the near future and the internal integration of the CNPC Group, which will increase its delivery capacity in the refined oil retail market in the PRC, thus creating more opportunities of refined oil delivery business for the Group.

      The Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction.

                                                   PROPOSED INCREASES TO THE EXISTING CAPS
                                                              (RMB in millions)
CATEGORY OF PRODUCTS AND SERVICES             2006             2007             2008

Production services to be                   23,430           31,514           31,151
 provided by the CNPC Group to
 the Group

      The above proposed increases have been determined with reference to the following: historical transaction records for the production services provided by the CNPC Group to the Group; medium and long term development plan of the Group; the actual and estimated business growth of the Group; and the potential increase in the international and domestic market prices of crude oil, petroleum and other petrochemical products.


      (b)   Construction and technical services

      Due to expansion of the Group's businesses and the further confirmation to the medium and long term development plan of the Group, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction:

                                             PROPOSED INCREASES TO THE EXISTING CAPS
                                                         (RMB in millions)

CATEGORY OF PRODUCTS AND SERVICES               2006           2007           2008

Construction and technical                    21,187         24,959         24,385
 services to be provided by
 the CNPC Group to the Group

      The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction records for the construction and technical services provided by the CNPC Group to the Group; the medium and long term development plan of the Group; the actual and the estimated business growth of the Group; the increases of prices of relevant oil products; and the estimated relevant service price.


      (c)   Material supply services

      Due to expansion of the Group's businesses and the further confirmation to the medium and long term development plan of the Group, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction.

                                             PROPOSED INCREASES TO THE EXISTING CAPS
                                                         (RMB in millions)

CATEGORY OF PRODUCTS AND SERVICES             2006             2007             2008

Material supply services to be                 646              649             595
 provided by the CNPC Group to
 the Group

      The above proposed increases to the Existing Caps have been determined with reference to the following: historical transaction records for the supply of materials services provided by the CNPC Group to the Group; the medium and long term development plan of the Group; the actual and the estimated business growth of the Group; and the actual and estimated prices of relevant materials.

(iii) Products and services to be provided by the Group to CRMSC

      On 1 September 2005, PetroChina entered into the CRMSC Products and Services Agreement with CRMSC, pursuant to which PetroChina should provide CRMSC with products and services including, among other things, refined products (such as gasoline, diesel and other petroleum products) on an ongoing basis. Detailed information about the terms and conditions of the CRMSC Products and Services Agreement and the annual caps in respect of CRMSC Transactions were disclosed in the circular to the Shareholders dated 22 September 2005 and were approved by the Shareholders at the extraordinary general meeting held on 8 November 2005.

      Due to the increase of the refined oil price, the Board has considered and proposed the following increases to the Existing Caps in respect of this category of transaction.

                                             PROPOSED INCREASES TO THE EXISTING CAPS
                                                          (RMB in millions)
CATEGORY OF PRODUCTS AND SERVICES             2006             2007             2008

Products and services to be                    722              666             658
 provided by the Group to CRMSC

      The above proposed increases have been determined with reference to the following: the Group's historical transaction records with CRMSC; the estimated business growth of the Group and CRMSC; and the actual and estimated price of refined oil.


(c)   PROPOSED CAPS

The Board has proposed the following Proposed Caps for the period from 1 January 2006 to 31 December 2008 after considering the revisions described in the above sub-sections (a) and (b).


(RMB in millions)

                                           2006                     2007                    2008
 CATEGORY OF PRODUCTS AND    EXISTING     PROPOSED    EXISTING    PROPOSED    EXISTING     PROPOSED
         SERVICES               CAPS        CAPS        CAPS        CAPS         CAPS        CAPS

(i)    Products and
       services to be
       provided by
       the CNPC Group
       to the Group

       (a) Production         27,513      63,983       28,923     96,437       32,647      98,518
       services

       (b)                    91,614     114,681       88,280    115,039       79,636     105,661
       Construction
       and technical
       services

       (c) Material            4,471       5,356        4,331      5,459        4,500       5,574
       supply
       services


(ii)   Products and           19,134      36,670       23,472     44,970       26,910      50,129
       services to be
       provided by
       the Group to
       the CNPC Group

(iii)  Products and           10,326      11,048       11,359     12,025       12,495      13,152
       services to be
       provided by
       the Group to
       CRMSC


2.    TRANSACTIONS WITH CNPC (HK)

As at the date of this announcement, CNPC (HK) is a 51.99% subsidiary owned by CNPC and therefore a connected person of PetroChina. PetroChina entered into two production sharing contracts with CNPC (HK), pursuant to which PetroChina agreed to share in the oil and natural gas produced from Karamay Oilfield, as to 46% by PetroChina and 54% by the CNPC (HK) Group and from the Leng Jiapu Oilfield, as to 30% by PetroChina and 70% by the CNPC (HK) Group. Detailed information about the CNPC (HK) Transactions was disclosed by PetroChina in an announcement on 30 December 2003.

Pursuant to these production sharing contracts, the CNPC (HK) Transactions include the following:

(i)   Services provided by the Group to the CNPC (HK) Group

      The Group has provided and shall continue to provide assistance to the CNPC(HK) Group, for among other things, leasing warehouses and terminal facilities, and obtaining transportation and communication facilities. For such assistance, the CNPC (HK) Group pays an annual assistance fee of US$ 50,000 for each of the Karamay Oilfield and the Leng Jiapu Oilfield.

      The CNPC(HK) Group has paid and shall continue to pay the Group an amount of US$50,000 annually for training of personnel for each of the Karamay Oilfield and the Leng Jiapu Oilfield.

(ii)  Products provided by the CNPC (HK) Group to the Group

      Although there is no contractual obligation upon the Group to purchase oil production of the Karamay Oilfield and the Leng Jiapu Oilfield from the CNPC (HK) Group, the Group has and intends to continue to accept part of the deliveries in order to save transportation costs. The price of various grades of crude oil sold is determined with reference to the prevailing price in arm's length transactions of a similar quality crude oil prices with reference to the trend of the international oil prices.

The Group obtained a waiver from the Stock Exchange on 2 January 2004 from strict compliance with the disclosure requirement of the Listing Rules in respect of the CNPC (HK) Transactions for a period of three financial years ending 31 December 2006. The table below sets out the cap amounts of the CNPC
(HK) Transactions for the three years ending 31 December 2006:

                                                                CNPC (HK) CAPS

      CATEGORY OF PRODUCTS AND SERVICES             2004             2005            2006

(i)     Services provided by the Group               0.2              0.2             0.2
         to the CNPC (HK) Group (US$ in
         millions)
(ii)    Products provided by the CNPC             18,208           23,192          23,192
         (HK) Group to the Group (RMB in
         millions) (Note 1)                                                     (Note 2)

Notes:
(1) The caps are based on 3% of the book value of the Group's net tangible assets of the relevant years pursuant to the waiver from the Stock Exchange on 2 January 2004.

(2) The cap for 2006 is based 3% of the book value of the Group's net tangible assets of 2005.

Given that the relevant percentage ratios involved the CNPC (HK) Transactions are more than 0.1% but less than 2.5% for the Group, they are only subject to reporting and announcement requirements and exempted from the independent shareholders' approval requirement under Rule 14A.34 of the Listing Rules. On its meeting held on 23 August 2006, the Board approved the CNPC (HK) Caps for a period from 1 January 2007 to 31 December 2008 as follows. The Board (including independent non-executive directors) is of the view that the CNPC (HK) Caps are fair and reasonable and in the best interests of PetroChina and its Shareholders as a whole.

                                                        CNPC (HK) CAPS

      CATEGORY OF PRODUCTS AND SERVICES             2007              2008

(i)     Services provided by the Group               0.2               0.2
         to the CNPC (HK) Group (US$ in
         millions)
(ii)    Products provided by the CNPC              4,370             4,241
         (HK) Group to the Group (RMB in
         millions)


(C)   AMENDMENTS TO THE ARTICLES

Due to the ongoing development of PetroChina's businesses, the Board proposes to expand PetroChina's business scope and to amend its Articles accordingly.

Article 10(2) of the Articles provides the following:

"The Company's [PetroChina's] scope of business includes: the exploration, production and sale of onshore oil and natural gas; the production and sale of refined, petrochemical and chemical products; the operation of oil and natural gas pipelines; the research and development for oil exploration and production technology and petrochemical technology; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines (except those items required to be specifically authorized by the State); the import and export of crude oil and refined oil; the operation of, or to act as agent in, the import and export of various commodities and technologies (except the commodities or technologies which are required to be operated by companies designated by the State or are prohibited to import or export), the operation of processing with imported materials and the 'Three Types of Processing plus Compensation Trade'; the operation of contra trade and transit trade; the operation of the oil exploration, development and production business under the overseas co-operation contracts of which China National Petroleum Corporation has assigned its interests."

Article 10(2) shall be amended as follows:

"The Company's [PetroChina's] scope of business includes: the exploration, production and sale of oil and natural gas; the production and sale of refined, petrochemical and chemical products; THE SALE OF CHEMICAL FERTILIZERS; WAREHOUSING AND TRANSPORTATION OF PETROLEUM AND PETROCHEMICAL PRODUCTS; THE OPERATION OF CONVENIENT STORES AND OTHER AUXILIARY FACILITIES AFFILIATED TO THE SERVICE STATIONS AS WELL AS THE PROVISION OF THE ANCILLARY SERVICES; the operation of oil and natural gas pipelines, and THE PROVISION OF RELEVANT ENGINEERING AND TECHNOLOGICAL DEVELOPMENT AND CONSULTANCY SERVICES AS WELL AS THE OIL AND GAS RELATED IT SERVICES; THE PROVISION OF SERVICES IN CONNECTION WITH THE LEASE OF BUILDINGS AND EQUIPMENT AS WELL AS THE PROVISION OF WATER, ELECTRICITY AND HEAT SUPPLY; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines (except those items required to be specifically authorized by the State); the import and export of crude oil and refined oil; the operation of, or to act as agent in, the import and export of various commodities and technologies (except the commodities or technologies which are required to be operated by companies designated by the State or are prohibited to import or export), the operation of processing with imported materials and the 'Three Types of Processing plus Compensation Trade'; the operation of contra trade and transit trade; the operation of the oil exploration, development and production business under the overseas co-operation contracts of which China National Petroleum Corporation has assigned its interests."

The Board be authorized, as proposed to be approved at the extraordinary general meeting of PetroChina, to make such modifications to the above proposed amendments to the Articles as required by the relevant regulatory bodies of the PRC.

The proposed amendments to the Articles will be subject to Shareholders' approval. Further information about the proposed amendments to the Articles will also be included in the circular which will be sent to the Shareholders by PetroChina as soon as possible.


TERMS USED IN THIS ANNOUNCEMENT


"818 Inc."                                818 Acquisition Inc., a company incorporated under
                                          the laws of Alberta, Canada and

                              amalgamated with PKZ on 29 June 2006

"Acquirer"                    Pervinage Holding B.V., a wholly-owned subsidiary
                              of the CNPC E&D incorporated in Netherlands on 17 August 2006

"Acquisition"                 the acquisition of a 67% interest in
                              PetroKazakhstan by the Acquirer from
                              the Vendor

"Acquisition Agreement"       the share purchase agreement dated
                              23 August 2006, entered into between
                              the Vendor and the Acquirer in
                              respect of the Acquisition

"Amalgamation"                the amalgamation between 818 Inc. and
                              PKZ on 29 June 2006

"Amended Comprehensive        the comprehensive products and services
  Agreement"                  agreement between CNPC and PetroChina
                              dated 10 March 2001, which was amended
                              on 9 June 2005 and 1 September 2005
                              respectively. The terms and conditions
                              of the agreement were disclosed in
                              detail in the circular to the Shareholders dated 22 September 2005 and were approved by the Independent Shareholders on
                              8 November 2005

"Articles"                    the articles of association of
                              PetroChina, approved by the Shareholders on 26 May 2005

"Board"                       the board of directors of PetroChina

"CNODC" ("CHINESE CHARACTERS") (China National Oil and Gas Exploration and Development Corporation*), a state-owned enterprise incorporated under the laws of the PRC, the entire interest of which is owned by CNPC

"CNODCI" CNODC International Holding Ltd., a limited liability company incorporated with the laws of the British Virgin Islands and a wholly owned subsidiary of CNPC E&D

"CNPC" ("CHINESE CHARACTERS") (China National Petroleum Corporation*), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of PetroChina, holding approximately 88.21% of the issued share capital of PetroChina

"CNPC E&D"                    ("CHINESE CHARACTERS") (CNPC Exploration and
                              DevelopmentCompany Limited*), a company
                              incorporated under the laws of the PRC with limited liability, having its previous English name as Zhong You Kan

                             Tan Kai Fa Company Limited

"CNPC Group"                 CNPC and its subsidiaries, associates and
                             affiliates, excluding the Group

"CNPC (HK)"                  CNPC (Hong Kong) Limited, a company
                             incorporated with limited liability in Bermuda and listed on the Stock Exchange

"CNPC (HK) Caps"             annual caps for CNPC (HK) Transactions

"CNPC (HK) Group"            CNPC (HK) and its subsidiaries

"CNPC (HK) Transactions"     continuing connected transactions between the
                             Group and CNPC (HK) Group as set out in Section
                             (B) 2 of this announcement

"CNPCI"                      CNPC International Ltd., a wholly-owned
                             subsidiary of CNODC incorporated in Cayman Islands

"CNPCI Acquisition"          the acquisition by 818 Inc. of PKZ completed on
                             26 October 2005

"CRMSC" ("CHINESE CHARACTERS") (China Railway Materials and Suppliers Corporation*), a state-owned enterprise established under the laws of the PRC

"CRMSC Products and          the agreement dated 1 September 2005 entered
  Services Agreement"        into between PetroChina and CRMSC in relation to
                             the provision of certain products and services

"CRMSC Transactions"         the transactions contemplated under the CRMSC
                             Products and Services Agreement

"Dushanzi Refinery"          a refinery located at Dushanzi, Xinjiang
                             Uygur Autonomous Region, the PRC,
                             operated by PetroChina

"Existing Caps"              existing caps of continuing connected
                             transactions under the Amended Comprehensive
                             Agreement and the CRMSC Products and Services
                             Agreement for the period from 1 January 2006 to 31 December 2008

"Group"                      PetroChina and its subsidiaries

"Independent Board           the independent committee of the Board,
  Committee"                 comprising Messrs Chee-Chen Tung, Liu Hongru
                             and Franco Bernabe, established on 23 August
                             2006 for the purpose of reviewing and advising
                             Independent Shareholders in respect of the Proposed
                             Caps

"Independent Financial       ICEA Capital Limited
  Adviser"

"Independent                 the shareholder(s) of PetroChina other than CNPC
  Shareholder(s)"            and its associates, as defined by the

                           Listing Rules

"Interest Purchase         the Interest Purchase Agreement dated 5 July
  Agreement"               2006 between CNPCI, the Vendor, KMG and KMGS
                           for the sale and purchase of 33% of the total issued share capital of PetroKazakhstan

"Jointly-owned Companies"  a company in which both PetroChina and the CNPC
                           Group are shareholders, and where the CNPC Group and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

"Kazakhstan-China          the oil pipeline from Atasu, Republic of
  Pipeline"                Kazakhstan to Alashankou, the PRC, operated by
                           Kazakhstan-China Pipeline Limited Liability
                           Partnership

"Karamay Oilfield"         the Karamay Oilfield in Junggar basin in Xinjiang
                           Uygur Autonomous Region, the PRC

"KMG" JSC National Company Kazmunaigaz, a state owned oil company organised and existing under the law of the Republic of Kazakhstan

"KMG Acquisition"          the acquisition by KMG (through KMGS) of a 33%
                           interest in PetroKazakhstan completed on 5 July
                           2006

"KMGS" Kazmunaigaz PKI Finance B.V., a private company with limited liability existing under the law of the Netherlands and a wholly-owned subsidiary of KMG

"Leng Jiapu Oilfield"      the Leng Jiapu Oilfield in Liaohe, Liaoning
                           Province, the PRC

"Listing Rules"            the Rules Governing the Listing of Securities on
                           the Stock Exchange

"Pervinage"                Pervinage S.a r.l., a wholly owned subsidiary of
                           CNPC E&D incorporated in Luxembourg

"PetroChina"               ("CHINESE CHARACTERS") (PetroChina Company Limited*),
                           a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under laws of the PRC, and listed on the Stock Exchange with American
                           Depository Shares listed on the New York Stock
                           Exchange

"PetroKazakhstan"           PetroKazakhstan Inc., a corporation existing
                            under the laws of the Province of Alberta Canada.
                            On 29 June 2006, 818 Inc. and PKZ amalgamated under the laws of the Province of Alberta, Canada and that the new company after the Amalgamation became the owner of all of the assets and liabilities of PKZ and 818 Inc. (except the shares of PKZ) and the new company's name after the Amalgamation remains the same as PetroKazakhstan Inc.

"PetroKazakhstan Group"     PetroKazakhstan and its subsidiaries

"PKZ" PetroKazakhstan Inc., a corporation existed under the laws of the Province of Alberta Canada, which was amalgamated with 818 Inc. on 29 June 2006

"PKKR" JSC PetroKazakhstan Kumkol Resources, a joint stock company established and existing under the laws of the Republic of Kazakhstan

"PKOP" PetroKazakhstan Oil Products, a limited liability partnership established and existing under the laws of the Republic of Kazakhstan

"PKOP MOA"                  a memorandum of agreement dated 5 July
                            2006 by and between CNPCI and KMG with respect of a proposed reorganization of PKOP

"PRC"                       the People's Republic of China

"Proposed Caps"             the proposed maximum annual aggregate values of
                            the relevant continuing connected transactions under the Amended Comprehensive Agreement and the CRMSC Products and Services Agreement as set out Section (B) 1 (c) of this announcement

"Shareholder(s)"            the holder(s) of shares of PetroChina

"Shareholders Agreement"    the Shareholders Agreement dated 5 July 2006
                            between CNPCI, the Vendor, KMG, KMGS and
                            PetroKazakhstan

"Stock Exchange"            the Stock Exchange of Hong Kong Limited

"Valsera"                   Valsera Holding B.V., an indirect wholly--owned
                            subsidiary of PetroKazakhstan incorporated in
                            Netherlands, the 96.7% owner of PKOP

"Vendor" 819 Luxembourg S.a r.l., an indirect wholly owned subsidiary of CNODC incorporated in


                                          Luxembourg

"Western Pipeline"                        the oil pipeline from Dushanzi, Xinjiang Uygur
                                          Autonomous Region to Lanzhou, Gansu  Province,
                                          the PRC, operated by China Petroleum West
                                          Pipeline Co., Ltd.




                                                     By Order of the Board
                                                   PETROCHINA COMPANY LIMITED
                                                           Li Huaiqi
                                                     Secretary to the Board

Beijing, the PRC, 23 August 2006

As at the date of this announcement, our Chairman is Mr. Chen Geng; our Vice Chairman is Mr. Jiang Jiemin; our Executive Directors are Messrs Su Shulin and Duan Wende; our Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and our Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.

* For identification purposes only.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: August 24, 2006                               By:     /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary